

12060611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)
AND PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
777 E Wisconsin Avenue
(No. and Street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Zarcone **(414)-298-7660**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

100 E. Wisconsin Avenue	**Milwaukee**	**Wisconsin**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nick Zarcone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2011 and 2010**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Grant Thornton

Robert W. Baird & Co. Incorporated

Consolidated Financial Statements
As of December 31, 2011 and 2010
Together with Report of Independent Registered Public Accounting Firm

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert W. Baird & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Robert W. Baird & Co. Incorporated and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Baird Private Equity Partnerships, which statements reflect total assets constituting 17% and 14% at December 31, 2011 and 2010, respectively, and total revenues constituting 8% and 3% for the years then ended, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for

purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Chicago, Illinois
February 28, 2012

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2011 and 2010

(In Thousands)

Assets	2011	2010
Cash and Cash Equivalents	$ 135,967	$ 230,326
Cash Equivalent Segregated Under Federal Regulations	28,000	-
Cash Held by Baird Private Equity Partnerships	1,013	567
Securities Purchased Under Agreements to Resell	783,038	863,134
Deposits with Clearing Corporations	17,489	14,511
Receivables:		
Clients	242,527	236,444
Brokers and Dealers	18,384	45,033
Deposits Paid on Securities Borrowed	47,989	55,378
Notes Receivable, Net	84,186	73,813
Other	78,126	113,760
	471,212	524,428
Securities Owned, at Fair Value	495,873	538,569
Securities Owned by Baird Private Equity Partnerships, at Fair Value	403,605	359,217
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $105,627 and $98,596, respectively	50,183	45,158
Goodwill	27,602	27,561
Intangible Assets, at Cost, Less Accumulated Amortization of $10,144 and $8,547, respectively	10,467	12,012
Net Deferred Tax Assets	5,980	3,947
Other Assets	43,655	33,298
Total Assets	$ 2,474,084	$ 2,652,728

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2011 and 2010

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2011	2010
Liabilities:		
Money Borrowed:		
Bank Loans	$ 50,000	$ -
Book Credit Balances in Bank Accounts	37,350	35,743
	87,350	35,743
Securities Sold Under Agreements to Repurchase	903,465	1,060,560
Payables:		
Clients	113,049	107,903
Brokers and Dealers	7,035	16,940
Deposits Received on Securities Loaned	38,206	21,520
	158,290	146,363
Securities Sold, Not Yet Purchased, at Fair Value	35,929	51,198
Accounts Payable, Accrued Expenses and Other Liabilities	347,292	340,284
Subordinated Liabilities	293,369	254,075
Total Liabilities	1,825,695	1,888,223
Stockholders' Equity:		
Common Stock	26,414	26,374
Preferred Stock	-	-
Additional Paid-In Capital	114,019	115,450
Restricted Stock Units	1,817	2,072
Retained Earnings	106,003	265,899
Treasury Stock, at Cost	(4,984)	(3,418)
Accumulated Other Comprehensive Income	1,850	2,124
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	245,119	408,501
Noncontrolling Interests in Baird Private Equity Partnerships	403,270	356,004
Total Stockholders' Equity	648,389	764,505
Total Liabilities and Stockholders' Equity	$ 2,474,084	$ 2,652,728

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Income
For the Years Ended December 31, 2011 and 2010

(In Thousands)

	2011	2010
Revenues:		
Investment Advisory Fees	$ 250,276	$ 209,255
Commissions	170,653	126,903
Principal Transactions, Net	191,265	245,734
Investment Banking and Underwriting	193,347	152,296
Interest	24,476	27,870
Other, Net	84,676	35,522
Gross Revenues	914,693	797,580
Interest Expense	(1,402)	(2,560)
Net Revenues	913,291	795,020
Expenses:		
Associate Compensation and Benefits	600,477	548,759
Occupancy and Equipment	56,302	53,033
Floor Brokerage and Clearance	29,427	22,307
Communications	18,726	18,496
Professional Services	20,383	22,397
Travel	21,268	16,586
Sales Promotion	8,105	8,251
Other Operating Expenses	38,910	41,060
Long-term Financing	6,929	11,300
	800,527	742,189
Income Before Provision for Income Taxes and Equity in Gain of Affiliate	112,764	52,831
Provision for Income Taxes	22,954	16,027
Equity in Gain of Affiliate	4,987	6,188
Net Income	94,797	42,992
Less: Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	54,521	8,975
Net Income Attributable to Robert W. Baird & Co. Incorporated	$ 40,276	$ 34,017

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Noncontrolling Interests in Baird Private Equity Partnerships	Total
Balance, December 31, 2009		$ 26,374	$ 117,158	$ 2,123	$ 231,882	$ (6,248)	$ 2,295	$ 284,905	$ 658,489
Exercise of Options		-	(1,980)	-	-	3,940	-	-	1,960
Conversion of Restricted Stock Units		-	(153)	(51)	-	204	-	-	-
Purchases of Treasury Stock		-	-	-	-	(6,617)	-	-	(6,617)
Sales of Treasury Stock		-	161	-	-	5,303	-	-	5,464
Tax Effect of RSU Conversions and Exercise of Options		-	264	-	-	-	-	-	264
Effect of Sale of Baird Private Equity Partnership Interests, Net		-	-	-	-	-	-	62,124	62,124
Net Income	$ 34,017	-	-	-	34,017	-	-	8,975	42,992
Foreign Currency Translation Adjustment	(171)	-	-	-	-	-	(171)	-	(171)
Other Comprehensive Income	$ 33,846								
Balance, December 31, 2010		$ 26,374	$ 115,450	$ 2,072	$ 265,899	$ (3,418)	$ 2,124	$ 356,004	$ 764,505
Sales of Common Stock		9	310	-	-	-	-	-	319
Exercise of Options		31	(1,682)	-	-	4,054	-	-	2,403
Conversion of Restricted Stock Units		-	(872)	(255)	-	1,127	-	-	-
Purchases of Treasury Stock		-	-	-	-	(12,727)	-	-	(12,727)
Sales of Treasury Stock		-	84	-	-	5,980	-	-	6,064
Tax Effect of RSU Conversions and Exercise of Options		-	729	-	-	-	-	-	729
Effect of Purchase of Baird Private Equity Partnership Interests, Net		-	-	-	-	-	-	(7,255)	(7,255)
Dividends Declared ($7.50 per share)		-	-	-	(200,172)	-	-	-	(200,172)
Net Income	$ 40,276	-	-	-	40,276	-	-	54,521	94,797
Foreign Currency Translation Adjustment	(274)	-	-	-	-	-	(274)	-	(274)
Other Comprehensive Income	$ 40,002								
Balance, December 31, 2011		$ 26,414	$ 114,019	$ 1,817	$ 106,003	$ (4,984)	$ 1,850	$ 403,270	$ 648,389

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

(In Thousands)

	2011	2010
Cash Flows from Operating Activities:		
Net Income	$ 94,797	$ 42,992
Adjustments to Reconcile Net Income to Net Cash Provided by (Used for) Operating Activities-		
Depreciation and Amortization	13,912	12,698
Note Amortization	16,294	15,689
Deferred Taxes	(2,033)	(9,586)
Loss on Disposal of Fixed Assets	44	695
Gain on Sale of Investments	(1,956)	(1,619)
(Gain) Loss on Sale of Investments Attributable to Baird Private Equity Partnerships	(71,965)	10,755
Unrealized (Gain) Loss on Investments Attributable to Baird Private Equity Partnerships	779	(34,704)
(Increase) Decrease in Operating Assets		
Cash Equivalent Segregated Under Federal Regulations	(28,000)	-
Cash Held by Baird Private Equity Partnerships	(446)	940
Securities Purchased Under Agreements to Resell	80,096	(125,847)
Deposits with Clearing Corporations	(2,978)	(5,602)
Receivables:		
Clients	(6,083)	(10,690)
Brokers and Dealers	26,649	(4,541)
Deposits Paid on Securities Borrowed	7,389	32,614
Notes Receivable, Net	(26,667)	(17,999)
Other	35,634	4,514
Securities Owned, Net	43,848	38,618
Other Assets	5,352	(1,794)
Increase (Decrease) in Operating Liabilities		
Payables:		
Clients	5,146	22,344
Brokers and Dealers	(9,905)	6,407
Deposits Received on Securities Loaned, Net	16,686	(1,140)
Securities Sold Under Agreements to Repurchase	(157,095)	133,669
Securities Sold, Not Yet Purchased	(15,269)	(26,349)
Accounts Payable, Accrued Expenses and Other Liabilities	7,727	79,718
Net Cash Provided by Operating Activities	31,956	161,782

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

(In Thousands)

(Continued)

	2011	2010
Cash Flows from Investing Activities:		
Purchases of Investments	$ (59)	$ (123)
Purchases of Investments Attributable to Baird Private Equity Partnerships	(120,699)	(43,829)
Sales of Investments	143	288
Sales of Investments Attributable to Baird Private Equity Partnerships	128,358	2,836
Repatriation of Cash from UK Subsidiary	3,064	-
Purchases of Fixed Assets	(17,384)	(17,233)
Net Cash Used for Investing Activities	(6,577)	(58,061)
Cash Flows from Financing Activities:		
Proceeds from Money Borrowed, Net	51,607	7,234
Change in Subordinated Liabilities, Net	39,294	(22,430)
Proceeds from Issuance of Stock	9,515	7,688
Payments to Repurchase Stock	(12,727)	(6,617)
Dividends paid	(200,172)	-
Equity Transactions Attributable to the Sale of Baird Private Equity Partnership Interests	(7,255)	62,124
Net Cash Provided by (Used for) Financing Activities	(119,738)	47,999
Net Increase (Decrease) in Cash and Cash Equivalents	(94,359)	151,720
Cash and Cash Equivalents at Beginning of Year	230,326	78,606
Cash and Cash Equivalents at End of Year	$ 135,967	$ 230,326
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$ 8,442	$ 12,744
Income Taxes	23,878	13,311
Non Cash Financing Transactions:		
Capital Lease Obligation	414	598

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2011 and 2010

(In Thousands)

Balance, December 31, 2009	$ 276,505
Increases	7,145
Decreases	(29,575)
Balance, December 31, 2010	254,075
Increases	254,084
Decreases	(214,790)
Balance, December 31, 2011	$ 293,369

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Financial Statements
December 31, 2011 and 2010

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

The consolidated financial statements include Robert W. Baird & Co. Incorporated ("RWB"), Baird Insurance Services and its consolidated private equity partnerships as more fully discussed in Footnote 12 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

(a) Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Equivalent Segregated Under Federal Regulations

Cash equivalent segregated under federal regulations represents a reverse repo segregated in a special reserve bank account for the benefit of U.S. customers under 15c 3-3 of the SEC.

(d) Cash Held by Baird Private Equity Partnerships

Cash held by Baird Private Equity Partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest income and interest expense related to these agreements is included in Interest and Interest Expense, respectively, on the Consolidated Statements of Income and is recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(f) Receivables

Receivables: Clients - includes amounts receivable on cash and margin transactions which are generally collateralized by securities owned by clients. When a receivable is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. The Company has recorded a reserve related to client receivables.

Receivables: Notes, Net – includes advances to newly hired associates as more fully discussed in Footnote 2.

Receivables: Other - primarily includes affiliate amounts as more fully discussed in Footnote 2.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The Company's assets recorded in the Consolidated Statements of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

Cash and cash equivalents, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments.

Valuation Techniques are based on the following:

i. U.S. Government and Agency Obligations – U.S. Government and Agency Obligations are valued based on quoted prices from external data providers and market participants.

ii. Municipal Bonds - Municipal Bonds are valued based on quoted prices from external data providers and market participants.

iii. Corporate Bonds – Corporate Bonds are valued based on quoted prices from external data providers and market participants.

iv. Collateralized Mortgage Obligations – Collateralized Mortgage Obligations are valued based on quoted prices from external data providers and market participants. For certain securities where there is limited activity or less transparency around significant inputs, the securities are valued as determined by the Company by reference to available market information.

v. Auction Rate Securities – Auction Rate Securities ("ARS") include securities backed by pools of student loans, securities issued by municipalities, and auction rate preferred securities issued by closed end mutual funds. ARS are measured using market data provided by external service providers, as available. For certain securities where there is limited activity or less transparency around significant inputs, the securities are valued as determined by the Company by reference to available market information.

vi. Other Securities – Other Securities consist principally of corporate stocks and investments in partnership interests. Corporate stocks are primarily publicly traded with observable prices in active markets; any corporate stock not actively traded is valued with unobservable inputs. Investments in partnership interest are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable, and thus, are considered Level III. In the absence of readily ascertainable market values, valuation techniques include but are not limited to, EBITDA multiples based on public company comparables or comparable transactions, discounted cash flows, and forward looking multiples.

vii. Securities Owned by Baird Private Equity Partnerships - Partnership interest valuations are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable, and thus, are considered Level III. In the absence of readily ascertainable market values, valuation techniques include but are not limited to, EBITDA multiples based on public company comparables or comparable transactions, discounted cash flows, and forward looking multiples.

See Footnote 6 for further information.

(h) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(i) Derivative Financial Instruments

The Company accounts for gains and losses resulting from changes in the fair values of derivatives depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments as more fully discussed in Footnote 16.

(j) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statements for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 9.

(k) Furniture, Equipment, Leasehold Improvements and Capital Leases

Furniture, equipment, leasehold improvements and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to ten years for leasehold improvements.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 3. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(l) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. At December 31, 2011 and 2010, there was no impairment identified by the Company. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4. The Company has elected to early adopt ASC 350 – *Intangibles, Goodwill and Other* as more fully disclosed footnote 1(u).

(m) Revenue Recognition

i. Securities Transactions - Client securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis. Securities Owned and Securities Sold, Not Yet Purchased are recorded on a trade date basis.

ii. Investment Banking and Underwriting - Investment banking and underwriting revenues are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking and underwriting revenues include management fees and underwriting fees, net of unreimbursed expenses. Sales concessions earned in connection with the distribution of the underwritten securities are recorded on trade date.

iii. Investment Advisory Fees - The Company recognizes investment advisory fees in the period earned and are based on the value of the clients' portfolios. The fees are recorded ratably over the period earned.

(n) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under ASC Topic 718, "*Accounting for Stock-Based Compensation*" as more fully disclosed in Footnote 11.

(o) Long-term Financing

Long-term financing in 2010 represents interest expense from intercompany debt incurred in 2004 related to the purchase of Baird Holding Company stock from The Northwestern Mutual Life Insurance Company, which was paid off in May 2011. In 2011, long-term financing represents interest expense on intercompany debt incurred related to the dividend paid in December 2011, as well as on other subordinated liabilities payable to Baird Financial Corporation, as more fully disclosed in Footnote 8.

(p) Foreign Currency Translation

In accordance with ASC Topic 830, "*Foreign Currency Translation*," assets and liabilities of the Company's foreign investment are generally translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income." These gains or losses are the only component of Accumulated Other Comprehensive Income.

(q) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 14.

(r) Consolidation

The consolidated financial statements include the accounts of Robert W. Baird & Co. Inc., Baird Insurance Services, and those entities in which the Company has a controlling interest as a general partner or in which the Company is the primary beneficiary of a variable interest entity (''VIE''). In evaluating whether the Company has a controlling financial interest in entities in which the Company would consolidate, the Company considers the following: (1) for voting interest entities, the Company consolidates those entities in which the Company owns a majority of the voting interests; (2) for VIEs that meet the criteria for deferral under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-10, the Company consolidates those entities in which the Company is considered the primary beneficiary because the Company (i) has the direct or indirect ability through voting rights or similar rights to make decisions about the VIE's activities that have a significant effect on its success and (ii) absorbs the majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both; and (3) for limited partnership entities that are not considered VIEs, the Company consolidates those entities if the Company is the general partner of such entities and for which no substantive kick-out rights (the rights underlying the limited partners' ability to dissolve the limited partnership or otherwise remove the general partners are collectively referred to as ''kick-out'' rights) or participating rights exist. All material intercompany accounts and transactions have been eliminated in consolidation. The Company's other disclosures regarding partnerships and VIEs are discussed in Footnote 12.

(s) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(t) Legal Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is possible that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is possible, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our associates; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the consolidated financial statements and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

(u) Recent Accounting Updates

In April 2011, the FASB issued new guidance regarding the evaluation of certain terms in repurchase agreements which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any of the Company's applicable transactions, or modifications of existing transactions, that occur on or after January 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued new guidance on the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: 1) the amount of any transfers between Level 1 and Level 2 instruments, 2) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments, 3) a qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any interrelationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments and 4) the level within the fair value hierarchy, of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This update is effective for annual fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact the adoption of ASU 2011-04 will have on its financial statements.

In June 2011, the FASB issued new guidance on the segregation of Other Comprehensive Income from the Statement of Changes in Stockholders' Equity into a single continuous Statement of Comprehensive Income or in two separate but consecutive statements. The Company does not anticipate that this new guidance will have any significant impact on the Company's consolidated financial statements.

In September 2011, the FASB issued guidance which amends ASC 350, *Intangibles – Goodwill and Other*. This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company has elected to early adopt, which had no impact on our consolidated financial statements. The Company has assessed the qualitative factors to determine that is more likely than not that the fair value of intangibles is greater than the carrying amount.

In December 2011, the FASB issued new guidance on the existing pronouncement related to the netting of certain financial instruments and derivative instruments. This new guidance primarily expands the existing disclosure requirements to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Specifically, the new guidance mandates the following additional disclosures: 1) the gross amounts of assets and liabilities which are netted against each other, 2) the amounts offset to determine the net amounts presented in the statement of financial condition, 3) the net amounts presented in the statement of financial condition, 4) the amounts subject to an enforceable master netting arrangement or similar agreement which are not included in the above disclosures, and 5) the net amount after deducting the net amounts presented in the statement of financial condition from the amounts subject to an enforceable master netting arrangement or similar agreement. This update is effective for annual fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact the adoption of ASU 2011-11 will have on its financial statements.

(v) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

(2) Related-Party Transactions

As of December 31, 2011 and 2010 there was $14,651 and $64,988, respectively, of receivables from affiliates included in Receivables Other on the Consolidated Statements of Financial Condition.

As of December 31, 2011 and 2010 there was $6,103 and $16,524, respectively, of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

The Company makes loans or pay advances to associates primarily for recruiting purposes. These associate advances are generally repaid over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including; amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. This involves the use of estimates and the actual amounts may be substantially higher or lower than the recorded amounts. Receivables from associates at December 31, 2011 and 2010 were $101,759 and $92,346, respectively, with a related allowance for doubtful accounts of $17,573 and $18,533, respectively, and are included in Notes Receivable, Net on the Consolidated Statements of Financial Condition.

Pursuant to the intercompany revenue allocation agreement in place, certain revenue is allocated between the Company and its European affiliates. During 2011 and 2010, $20.6 million and $18.2 million, respectively, of revenue subject to allocation was allocated to the Company's UK affiliate and $7.9 million and $5.2 million, respectively, was allocated to the Company's German affiliate. The Company reviews the terms of this agreement annually.

(3) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2011 and 2010 consist of the following:

	2011	2010
Furniture and Fixtures	$ 38,877	$ 34,113
Equipment	32,571	32,514
Software	23,989	21,672
Leasehold Improvements	55,073	50,589
Capital Leases	5,300	4,866
Total Fixed Assets	155,810	143,754
Less Accumulated Depreciation	(102,420)	(96,717)
Less Accumulated Amortization	(3,207)	(1,879)
Total Accumulated	(105,627)	(98,596)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 50,183	$ 45,158

Depreciation expense for the fixed assets was $10,987 and $10,167 in 2011 and 2010, respectively. Amortization expense on the capital leases was $1,328 and $1,174 in 2011 and 2010, respectively.

(4) Goodwill and Intangible Assets

At December 31, 2011 and 2010 goodwill and intangible assets consist of the following:

	Useful Life	2011	2010
Finite Life Intangibles			
Client lists	5 -10 Years	$ 10,561	$ 10,490
Noncompete agreements	5 Years	240	240
		10,801	10,730
Accumulated Amortization			
Client lists		(9,962)	(8,413)
Noncompete agreements		(182)	(134)
		(10,144)	(8,547)
Net Finite Life Intangibles		657	2,183
Indefinite Life Intangibles			
Trade Names	N/A	9,810	9,829
Net Intangibles		10,467	12,012
Goodwill	N/A	27,602	27,561
		$ 38,069	$ 39,573

Amortization expense for the finite life intangibles was $1,597 and $1,357 in 2011 and 2010, respectively.

Estimated future amortization expense is as follows:

2012	$ 269
2013	174
2014	100
2015	60
2016	31
Thereafter	23
	$ 657

(5) Money Borrowed

(a) Bank Loans

At December 31, 2011, the Company maintained a committed unsecured line of credit as well as several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $275,000. The weighted average interest rate on the line of credit was 1.69%. The line of credit expires on November 29, 2012. At December 31, 2011, $50,000 was outstanding, which was subsequently repaid on January 3, 2012.

At December 31, 2010, the Company maintained a committed unsecured credit facility as well as several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $260,000. Lending under the uncommitted unsecured facilities was subject to the discretion of the bank involved. At December 31, 2010, the Company had no outstanding balances under its lines of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $37,350 and $35,743 at December 31, 2011 and 2010, respectively, in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Consolidated Statements of Financial Condition.

(6) Fair Value of Financial Instruments

The following table summarizes the fair value of Securities Owned and Securities Sold, Not Yet Purchased in accordance with ASC Topic 820 standards as of December 31, 2011:

	2011			
	Level I	Level II	Level III	Total
Money Market Funds (included in Cash and Cash Equivalents)	$ 90,000	$ -	$ -	$ 90,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 209,233	$ -	$ 209,233
Municipal Bonds	-	162,745	-	162,745
Corporate Bonds	-	4,491	55,189	59,680
Collateralized Mortgage Obligations	-	11,986	1,931	13,917
Auction Rate Securities	-	-	3,975	3,975
Other Securities	40,036	-	6,287	46,323
Total Securities Owned	$ 40,036	$ 388,455	$ 67,382	$ 495,873
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 403,605	$ 403,605
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 34,016	$ -	$ 34,016
Municipal Bonds	-	3	-	3
Corporate Bonds	-	1,667	-	1,667
Other Securities	243	-	-	243
Total Securities Sold, Not Yet Purchased	$ 243	$ 35,686	$ -	$ 35,929

The following table summarizes the fair value of Securities Owned and Securities Sold, Not Yet Purchased in accordance with ASC Topic 820 standards as of December 31, 2010:

	2010			
	Level I	Level II	Level III	Total
Money Market Funds (included in Cash and Cash Equivalents)	$ 199,000	$ -	$ -	$ 199,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 146,644	$ -	$ 146,644
Municipal Bonds	-	129,403	-	129,403
Corporate Bonds	-	52,253	31,653	83,906
Collateralized Mortgage Obligations	-	82,096	4,017	86,113
Auction Rate Securities	-	-	52,025	52,025
Other Securities	35,394	-	5,084	40,478
Total Securities Owned	$ 35,394	$ 410,396	$ 92,779	$ 538,569
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 359,217	$ 359,217
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 48,920	$ -	$ 48,920
Municipal Bonds	-	443	-	443
Corporate Bonds	-	1,079	-	1,079
Other Securities	756	-	-	756
Total Securities Sold, Not Yet Purchased	$ 756	$ 50,442	$ -	$ 51,198

Other Securities consist principally of corporate stocks. There were no significant transfers into or out of Levels I, II or III during these periods. The Company's policy is to use the end of each respective semi-annual reporting period to determine when transfers of financial instruments between levels are recognized.

The valuation of equity ownership in privately owned companies, the type of investment principally included in Securities Owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument.

The following table summarizes the change in fair values associated with ASC Topic 820 Level III assets during 2011 and 2010:

	Securities Owned	Securities Owned by Baird Private Equity Partnerships
Balance December 31, 2009	$ 85,850	$ 294,275
Purchases	3,306,474	43,829
Sales / Pay-downs	(3,302,717)	(5,074)
Realized Gains	7,733	-
Unrealized Gains (Losses)	(4,561)	26,187
Balance December 31, 2010	92,779	359,217
Purchases	2,513,652	109,924
Sales / Pay-downs	(2,544,307)	(135,886)
Realized Gains	6,627	71,154
Unrealized (Losses)	(1,369)	(804)
Balance December 31, 2011	$ 67,382	$ 403,605

All net realized and unrealized gains (losses) related to the Level III securities in the table above are recorded in the accompanying Consolidated Statements of Income as Principal Transactions, Net. The change in unrealized gain for Securities Owned still held at December 31, 2011 was $461. The change in unrealized loss for Securities Owned by Baird Private Equity Partnerships still held at December 31, 2011 was $779.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2011 and 2010, the Company's net capital percentage was 73% and 107%, respectively, of aggregate debit items, and net capital, as defined, was $192,115 and $279,200, respectively, which was $186,869 and $273,993, respectively, in excess of the required minimum amount. At December 31, 2011 and 2010 net capital after anticipated withdrawals as a percentage of aggregate debits was 72% and 67%, respectively.

(8) Subordinated Liabilities

In May, 2011, the Company retired $112,000 of subordinated debt payable to BFC. This debt related to the purchase of Baird Holding Company stock from The Northwestern Mutual Life Insurance Company.

In June, 2011, the Company paid off $100,000 of subordinated debt payable to BFC. This debt was replaced with a new subordinated debt agreement of $45,000 payable to BFC.

In December, 2011, the Company paid a dividend, financed principally through two subordinated notes payable to BFC totaling $200,000, dated November, 2011.

At December 31, 2011 and 2010 the Company had $293,369 and $254,075 of subordinated notes, including $245,000 and $212,000, respectively, payable to BFC, covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2011 and 2010, respectively. Interest expense related to the BFC subordinated notes is included in Long-Term Financing on the Consolidated Statements of Income.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2011	2010
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2016. Scheduled principal payments begin in February 2015.	$ 120,000	$ -
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2014. Scheduled principal payments begin in February 2013.	80,000	-
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due June 2016.	45,000	-
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments began in May 2010.	-	112,000
Subordinated Note, variable interest rate (4.0% at December 31, 2010), due June 2011.	-	75,000
Subordinated Note, variable interest rate (0.75% at December 31, 2010), due August 2011.	-	25,000
	245,000	212,000
Payable to Associates (See Note (11)(b))	48,369	42,075
	$ 293,369	$ 254,075

Subordinated Liabilities mature as follows at December 31, 2011:

2012	$ 6,490
2013	47,359
2014	49,756
2015	48,844
2016	131,853
Thereafter	9,067
	$ 293,369

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2011 and 2010, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(9) Income Taxes

(a) Uncertain Tax Positions

The Company accounts for tax contingencies in accordance with ASC Topic 740, *Income Taxes*. As required by the uncertain tax position guidance in that Topic, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BHC in the U.S. federal jurisdiction and various consolidated states. The Company's 2009 tax return is currently being audited by the Internal Revenue Service. The Company has been verbally notified the 2010 tax return will also be audited by the Internal Revenue Service. It also files separate income tax returns in various states and local jurisdictions. The income tax returns for the years prior to 2008 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Tax Provision

The provision for income taxes results in an effective income tax rate of 20% and 30% for 2011 and 2010, respectively, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to the impact of consolidating the Baird private equity funds, which as partnerships do not pay income tax or recognize tax benefits. Instead, income tax is the responsibility of the partners in the partnerships, the majority of which are third parties and not the Company. Additional items impacting the effective income tax rate include state income taxes, less the Federal tax impact thereon, offset by state tax refunds, excludable dividends, municipal interest income and other permanent items.

The provision for income taxes is comprised of the following:

	2011	2010
Current Tax Expense - Federal	$ 19,886	$ 21,934
Current Tax Expense - State	1,480	1,363
Deferred Tax Expense - Federal	1,478	(6,845)
Deferred Tax Expense - State	110	(425)
	$ 22,954	$ 16,027

(c) Deferred Income Tax

The major deferred tax items, as computed under ASC Topic 740, are as follows:

	2011	2010
Deferred Tax Assets:		
Deferred Compensation Plans	$ 12,311	$ 6,931
Accrued Expenses	10,980	8,352
Other	758	-
	24,049	15,283
Deferred Tax Liabilities:		
Margin Debt	1,040	1,198
Goodwill and Intangibles	6,060	6,606
Equipment and Leasehold Improvements	7,775	2,733
Securities Owned	-	223
Foreign Unremitted Earnings	1,067	-
Other	2,127	576
	18,069	11,336
Net Deferred Tax Asset	$ 5,980	$ 3,947

No valuation allowance, as defined in ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

(10) Stockholders' Equity

During 2011 and 2010, the following share transactions took place:

	Shares of Common Stock; $1 Stated Value	Shares of Common Treasury Stock
Balance, December 31, 2009	26,374,422	212,863
Exercise of Options	-	(132,745)
Conversion of Restricted Stock Units	-	(6,924)
Sales of Treasury Stock	-	(173,692)
Purchases of Treasury Stock	-	209,008
Balance, December 31, 2010	26,374,422	108,510
Sales of Common Stock	9,203	-
Exercise of Options	30,413	(123,283)
Conversion of Restricted Stock Units	-	(34,410)
Sales of Treasury Stock	-	(174,947)
Purchases of Treasury Stock	-	361,032
Balance, December 31, 2011	26,414,038	136,902

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2011 or 2010. The shares of the Company are subject to strict transfer restrictions.

On May 18, 2011 the Company adopted the Baird Shareholder Protection Plan ("BSPP"). The BSPP provides for certain contingent premium participation rights or share purchase rights to certain qualified former associate shareholders if there is a change in control as defined in the BSPP. The BSPP also requires a supermajority vote of the Company's Board of Directors and associate shareholders to approve any future sale of the Company. As a result, current associate shareholders may be diluted upon any future potential sale or initial public offering of the Company.

On December 2, 2011 the Company declared a dividend of $7.50 per share of common stock. This dividend was paid to shareholders of record as of December 16, 2011. The total dividend paid to common shareholders was $200,172.

(11) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. The Company's 401(k) match expense was $4,073 and $3,780 in 2011 and 2010, respectively. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $8,250 and $8,000 in 2011 and 2010, respectively.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. However, any award under the BCPP, FADCP or LTIP granted in 2004 or prior years vested after five years. Associates have the ability to allocate their unvested awards among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2011 and 2010 is as follows:

	Shares
Outstanding, December 31, 2009	286,092
Conversion to Common Stock	(6,924)
Outstanding, December 31, 2010	279,168
Conversion to Common Stock	(34,410)
Outstanding, December 31, 2011	244,758

The Company issued no RSUs during 2011 or 2010. In connection with the RSUs, the Company has reserved 244,758 and 279,168 shares of Company common stock at December 31, 2011 and 2010, respectively, to cover the ultimate conversion of the RSUs.

(c) Incentive Stock Option Plans

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The stock option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each stock option granted under the Incentive Plan shall generally be 10 years. The stock options immediately vest and become exercisable upon a change in control, as defined in the Incentive Plan of the Parent or of the Company. The stock options and shares issued upon exercise of the stock options are subject to strict transfer restrictions.

The Company did not grant stock options in 2011 or 2010, therefore no stock-based associate compensation cost is reflected in Net Income.

Stock option activity during 2011 and 2010 was as follows:

	Baird Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2009	430,368	$ 17.24	3.1
Exercised	(114,548)	16.05	
Forfeited	(2,800)	22.94	
Outstanding, December 31, 2010	313,020	17.63	2.3
Exercised	(289,520)	17.29	
Forfeited	(17,500)	21.38	
Outstanding, December 31, 2011	6,000	22.94	4.0
Exercisable at December 31, 2011	6,000	22.94	4.0
Exercisable at December 31, 2010	313,020	17.63	2.3

There were no non-vested options as of December 31, 2011 and 2010.

Cash received from the exercise of stock options for the years ended December 31, 2011 and 2010 was $4,462 and $1,131, respectively. The tax benefit realized for the tax deductions from stock option exercises was $406 and $206 for the years ended December 31, 2011 and 2010, respectively, and is recorded in Additional Paid-In Capital on the Consolidated Statements of Financial Condition.

(12) Partnership Consolidation

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statements of Financial Condition. The noncontrolling interests presented in this table represent the portion of these net assets which are not the Company's.

	2011	2010
Assets:		
Cash Held by Baird Private Equity Partnerships	$ 1,013	$ 567
Receivables, Other	3,775	5,720
Securities Owned by Baird Private Equity Partnerships, at Fair Value	403,605	359,217
Other Assets	9,058	750
Total Assets	$ 417,451	$ 366,254
Liabilities and Partners' Equity:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 8,718	$ 2,514
Intercompany Payable	182	2,646
Total Liabilities	8,900	5,160
Partners' Equity Attributable to the Company	5,281	5,090
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	403,270	356,004
Total Equity	408,551	361,094
Total Liabilities and Partners' Equity	$ 417,451	$ 366,254

The following table presents information about the net income of the partnerships which are consolidated and included in the Consolidated Statements of Income. The noncontrolling interests presented in this table represent the portion of the net income which are not the Company's.

	2011	2010
Other Revenues:		
Change in Unrealized Gain (Loss) on Investments, Net	$ (779)	$ 34,704
Realized Gain (Loss), Net	71,965	(10,755)
Other	1,348	1,180
Total Other Revenues	72,534	25,129
Interest Expense	343	307
Net Revenues	72,191	24,822
Expenses:		
Professional Services	15,811	12,648
Other Operating Expenses	1,262	2,832
Total Expenses	17,073	15,480
Net Income Including Noncontrolling Interests in Baird Private Equity Partnerships	55,118	9,342
Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	54,521	8,975
Net Income Attributable to the Company	$ 597	$ 367

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules previously mentioned under the consolidation footnote. Net assets of the partnerships not consolidated were $68 million and $59 million at December 31, 2011 and 2010, respectively. These partnerships were determined to be VIEs and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2011 and 2010.

The Company serves as a general partner or limited partner in various partnerships. The Company has committed a total of $28,161, in amounts generally ranging from $300 to $16,378, in nine different private equity partnerships. As of December 31, 2011, we have invested $27,045 of committed amounts.

(13) <u>Baird UK Ltd.</u>

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2011 and 2010, the Company's investment in Baird UK Ltd. was $21,652 and $20,003, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition. The Company's gain on this investment is included in the Equity in Gain of Affiliate on the Consolidated Statements of Income.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2012	$ 1,423	$ 22,729	$ 24,152
2013	654	20,736	21,390
2014	146	18,590	18,736
2015	28	16,423	16,451
2016	-	14,391	14,391
Thereafter	-	40,505	40,505
	2,251	$ 133,374	$ 135,625
Less amounts representing interest	(74)		
Present value of minimum lease payments	$ 2,177		

Total rental expense on operating leases was $23,559 and $24,631 during 2011 and 2010, respectively.

The capital lease obligation was $2,177 and $3,061 at December 31, 2011 and 2010, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(b) Letters of Credit

The Company has obtained letters of credit of $25,000 and $33,000 as of December 31, 2011 and 2010, respectively, secured by client securities held in margin accounts. The Company utilized $13,921 and $24,016 to meet margin requirements of a clearing corporation as of December 31, 2011 and 2010, respectively.

(c) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. Pursuant to ASC Topic 450, *Accounting for Contingencies,* the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2011 and 2010 the estimated aggregate range of possible loss in excess of the reserve for these matters is from $0 to an amount up to $21 million and $0 to an amount up to $17 million, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2011 and 2010 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

(15) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2011 and 2010 the fair value of securities accepted as collateral was $835,268 and $920,643, respectively.

(16) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected in the accompanying Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBA mortgage-backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the Consolidated Statements of Financial Condition. Market risk is substantially dependent upon the change in value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statements of Financial Condition at December 31, 2011 and 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $114,748 and $221,164, respectively, as of December 31, 2011 and $171,288 and $222,747, respectively, as of December 31, 2010. The market value of forward purchase and forward sale transactions was $115,471 and $222,310, respectively, as of December 31, 2011 and $170,169 and $221,599, respectively, as of December 31, 2010. Transactions involving future settlement give rise to market risk if a counterparty fails to meet its obligations, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2011 and 2010. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Consolidated Statements of Income.

(17) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(18) Receivable From and Payable to Broker Dealers and Clearing Organizations

Amounts receivable from and payable to broker dealers and clearing organizations at December 31, 2011 and 2010, consist of the following:

	Receivable	Payable
Securities Failed-to-Deliver/Receive	$ 9,677	$ 16,940
Receivable/Payable to Clearing Organization	35,356	-
Balance December 31, 2010	$ 45,033	$ 16,940
Securities Failed-to-Deliver/Receive	$ 8,893	$ 6,967
Receivable/Payable to Clearing Organization	9,491	68
Balance December 31, 2011	$ 18,384	$ 7,035

(19) Subsequent Events

The Company evaluated its December 31, 2011 financial statements for subsequent events through February 28, 2012, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition of disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 245,119,062	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			245,119,062	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			293,369,050	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 538,488,112	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 298,773,618 [3540]		
1. Additional charges for customers' and non-customers' security accounts		435,738 [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		6,827 [3570]		
1. number of items	8 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		11,061,471 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(310,277,654)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 228,210,458	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		10,467,923 [3690]		
3. State and municipal government obligations		10,819,245 [3700]		
4. Corporate obligations		6,725,488 [3710]		
5. Stocks and warrants		5,987,465 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		2,095,000 [3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(36,095,121)	3740
10. Net Capital			$ 192,115,337	3750

OMIT PENNIES

Note: Refer to Page 3 of 3 for a reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2011).

Note: Refer to Page 3 of 3 for summary of non-allowable assets from the Statement of Financial Condition.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item					Amount	Code
11. Minimal net capital required (6-2/3% of line 19)				$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$		3758
13. Net capital requirement (greater of line 11 or 12)				$		3760
14. Excess net capital (line 10 less 13)				$		3770
15. Net capital less greater of 10% of line 19 or 120% of line 12				$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item					Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,246,761	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,246,761	3760
25. Excess net capital (line 10 less 24)	$	186,868,576	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	73.23	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	72.39	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	178,998,436	3920

OTHER RATIOS

Part C

Item		Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	23.84	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

Note: Refer to Page 3 of 3 for a reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2011).

FINANCIAL AND OPERATIONAL COMBINED UNFORMED SINGLE REPORT
PART II

BROKER OR DEALER	
ROBERT W. BAIRD & CO. INCORPORATED	As of 12/31/11

(In Thousands)

Reconciliation of Company's X-17A-5 audited financial statement with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2011

Total assets, as reported in the Company's (audited) financial statement	$ 2,474,084
Deferred tax asset & liability gross up	1,067
Total assets, as reported in the Company's Part II Focus report	$ 2,475,151
Total liabilities, as reported in the Company's (audited) financial statement	$ 1,825,695
Deferred tax asset & liability gross up	1,067
Noncontrolling interests in Baird Private Equity Partnerships	403,270
Total liabilities, as reported in the Company's Part II Focus Report	$ 2,230,032
Total stockholders' equity, as reported in the Company's (audited) financial statement	$ 648,389
Noncontrolling interests in Baird Private Equity Partnerships	(403,270)
Total stockholders' equity, as reported in the Company's Part II Focus Report	$ 245,119

Non-allowable assets from the Statement of Financial Condition

Furniture, Equipment, and Leasehold Improvements	$ 50,183
Securities Owned Not Readily Marketable	30,167
Due from Affiliates and Subsidiaries	41,585
Associate notes, net	84,186
Deferred taxes and tax receivable	12,321
Receivables and prepaid expenses	34,786
Goodwill and intangibles	38,069
Other	7,477
Total	$ 298,774

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 114,569,608	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	52,437,437	4350		
3. Monies payable against customers' securities loaned (see Note C)	38,163,142	4360		
4. Customers' securities failed to receive (see Note D)	5,033,797	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	2,443,361	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	737,430	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	102,353	4420		
10. Other (List)	435,738	4425		
11. TOTAL CREDITS			$ 213,922,866	4430

DEBIT BALANCES

Item		Code		Code
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 242,520,530	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	2,856,013	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	1,874,519	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	15,086,968	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 262,338,030	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(7,870,141)	4471
20. ** TOTAL 15c3-3 DEBITS			254,467,889	4472

RESERVE COMPUTATION

Item		Code
21. Excess of total debits over total credits (line 20 less line 11)	$ 40,545,023	4480
22. Excess of total credits over total debits (line 11 less line 20)	0	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	28,000,054	4510
25. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 28,000,054	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011 unaudited FOCUS Part II report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:
   A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $ ________ [4550]
   B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained .... ________ [4560]
   C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
   ________ [4335] ________ [4570]
   D. (k) (3)-Exempted by order of the Commission .... ________ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ________ [4586]
   A. Number of items .... ________ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ________ [4588]
   A. Number of items .... $ ________ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No ________ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011 unaudited FOCUS Part II report.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)

Board of Directors
Robert W. Baird & Co. Incorporated

In planning and performing our audit of the consolidated financial statements of Robert W. Baird & Co. Incorporated and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 28, 2012

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
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100 East Wisconsin Ave., Suite 2100
Milwaukee, WI 53203-0086
T 414 289-8200
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